UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 17)*

BGC Group, Inc.

(Name of issuer)

Class A Common Stock, par value $0.01 per share

(Title of class of securities)

088929104

(CUSIP Number)

Stephen M. Merkel, Esq.

Cantor Fitzgerald, L.P.

499 Park Avenue

New York, New York 10022

(212) 610-2200

(Name, address and telephone number of person authorized to receive notices and communications)

November 21, 2024

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting persons Cantor Fitzgerald, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 93,340,477 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 93,340,477 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 93,340,477 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 20.1%
14	Type of reporting person (see instructions) PN

1	Name of reporting persons CF Group Management, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization New York

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 96,313,001 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 96,313,001 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 96,313,001 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 20.6%
14	Type of reporting person (see instructions) CO

1	Name of reporting persons Howard W. Lutnick
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 25,426,264 shares of Class A Common Stock
	8	Shared voting power 102,435,259 shares of Class A Common Stock
	9	Sole dispositive power 25,426,264 shares of Class A Common Stock
	10	Shared dispositive power 102,435,259 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 127,861,523 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 26.6%
14	Type of reporting person (see instructions) IN

This Amendment No. 17 (this “Amendment”) amends the Schedule 13D, dated April 1, 2008 (the “Original 13D”), subsequently amended by Amendment No. 1 to the Original 13D, dated June 10, 2008 (“Amendment No. 1”), Amendment No. 2 to the Original 13D, dated December 1, 2008 (“Amendment No. 2”), Amendment No. 3 to the Original 13D, dated January 30, 2009 (“Amendment No. 3”), Amendment No. 4 to the Original 13D, dated May 7, 2009 (“Amendment No. 4”), Amendment No. 5 to the Original 13D, dated August 3, 2009 (“Amendment No. 5”), Amendment No. 6 to the Original 13D, dated November 3, 2009 (“Amendment No. 6”), Amendment No. 7 to the Original 13D, dated April 1, 2010 (“Amendment No. 7”), Amendment No. 8 to the Original 13D, dated February 17, 2011 (“Amendment No. 8”), Amendment No. 9 to the Original 13D, dated January 16, 2013 (“Amendment No. 9”), Amendment No. 10 to the Original 13D, dated July 2, 2015 (“Amendment No. 10”), Amendment No. 11 to the Original 13D, dated December 23, 2016 (“Amendment No. 11”), Amendment No. 12 to the Original 13D, dated May 25, 2018 (“Amendment No. 12”), Amendment No. 13 to the Original 13D, dated November 23, 2018 (“Amendment No. 13”), Amendment No. 14 to the Original 13D, dated November 16, 2022 (“Amendment No. 14”), Amendment No. 15 to the Original 13D, dated May 26, 2023 (“Amendment No. 15”), and Amendment No. 16 to the Original 13D, dated July 12, 2023 (“Amendment No. 16”), filed by Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”), CF Group Management, Inc., a New York corporation (“CFGM”), and Howard W. Lutnick (together with CFLP and CFGM, the “Reporting Persons”). Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, or Amendment No. 16 as the case may be.

Unless otherwise noted, the terms “Class A Common Stock” and “Class B Common Stock” refer to the Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share, respectively, of BGC Group, Inc., a Delaware corporation (“BGC” or “BGC Group”), and the term “Common Stock” refers to the Class A Common Stock and the Class B Common Stock, collectively.

Item 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and supplemented with the information in Item 5 responsive to this Item 2, which is incorporated by reference herein.

Item 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and supplemented by updating previously reported information with respect to the following item:

On November 21, 2024, Mr. Lutnick shared the following statement in response to being nominated by U.S. President Donald J. Trump to serve as U.S. Secretary of Commerce:

“I am deeply honored to have been nominated by President Donald J. Trump to serve as the 41st U.S. Secretary of Commerce. I look forward to this new chapter in my life, working for President Trump to promote economic growth, drive innovation, and strengthen our nation’s financial security.

Upon U.S. Senate confirmation, I will step down from my positions at Cantor, BGC, and Newmark. I intend to divest my interests in these companies to comply with U.S. government ethics rules and do not expect any arrangement which involves selling shares on the open market.

I have full confidence in my exceptional management team at BGC. I have met with the Board of Directors and informed them that I expect to recommend that John Abularrage, Jean-Pierre Aubin, and Sean Windeatt be named Co-CEOs of BGC effective upon my confirmation. I am certain they will continue to drive our success, upholding the best interests of our clients, investors, and employees.”

The Reporting Persons and BGC expect no changes to BGC’s existing corporate structure and expect to disclose further details at a later date.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their positions with respect to BGC Group and reserve the right to develop such plans or proposals.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

The information set forth in this Item 5 is based upon an aggregate of 370,427,601 shares of Class A Common Stock outstanding as of November 18, 2024, which, as of the same date, reflects the effect of all exchanges, dispositions, or other transactions reported in the public filings of BGC Group and/or in Section 16(a) reports of the relevant persons since the filing of Amendment No. 16.

CFLP is the beneficial owner of, and has shared voting and dispositive power with respect to 93,340,477 shares of Class A Common Stock acquirable upon conversion of 93,340,477 shares of Class B Common Stock held by it. CFLP shares voting and dispositive power over these shares of Class A Common Stock with CFGM, its Managing General Partner, and with Mr. Lutnick, the Chairman and Chief Executive Officer of CFGM and also the trustee of an entity that is the sole shareholder of CFGM.

CFGM is the beneficial owner of, and has shared voting and dispositive power with respect to (i) 2,972,524 shares of Class A Common Stock acquirable upon conversion of 2,972,524 shares of Class B Common Stock held by it, and (ii) 93,340,477 shares of Class A Common Stock beneficially owned by CFLP, consisting of 93,340,477 shares of Class A Common Stock acquirable upon conversion of 93,340,477 shares of Class B Common Stock held by CFLP.

Mr. Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 8,973,721 shares of Class A Common Stock acquirable upon conversion of 8,973,721 shares of Class B Common Stock held directly, (ii) 9,096,761 shares of Class A Common Stock held in Mr. Lutnick’s personal asset trust, of which he is the sole trustee, (iii) 5,033,338 shares of Class A Common Stock held directly, (iv) 1,389,900 shares of Class A Common Stock held in Mr. Lutnick’s GRAT IV account, of which he is the sole trustee, (v) 605,966 shares of Class A Common Stock held in Mr. Lutnick’s 401(k) account (as of October 31, 2024), (vi) 291,805 shares of Class A Common Stock held in a Keogh retirement account, and (viii) 34,773 shares of Class A Common Stock held in certain of Mr. Lutnick’s retirement accounts.

In addition, Mr. Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to:

(a) 1,351,896 shares of Class A Common Stock held in various trust, retirement and custodial accounts consisting of (i) 790,936 shares of Class A Common Stock held by a trust for the benefit of descendants of Mr. Lutnick and his immediate family (the “Trust”), of which Mr. Lutnick’ s wife is one of two trustees and Mr. Lutnick has limited powers to remove and replace such trustees, (ii) 539,409 shares of Class A Common Stock held by trust accounts for the benefit of Mr. Lutnick and members of his immediate family, (iii) 20,514 shares of Class A Common Stock held in custodial accounts for the benefit of certain members of Mr. Lutnick’s family under the Uniform Gifts to Minors Act, and (iv) 1,037 shares of Class A Common Stock held in other retirement accounts for the benefit of Mr. Lutnick’s spouse;

(b) 93,340,477 shares of Class A Common Stock acquirable upon conversion of 93,340,477 shares of Class B Common Stock held by CFLP, and 2,972,524 shares of Class A Common Stock acquirable upon conversion of 2,972,524 shares of Class B Common Stock held by CFGM;

(c) 1,610,182 shares of Class A Common Stock acquirable upon conversion of 1,610,182 shares of Class B Common Stock held by the Trust;

(d) 600,938 shares of Class A Common Stock owned of record by KBCR Management Partners, LLC, a Delaware limited liability company (“KBCR”), by virtue of Mr. Lutnick being the managing member of KBCR, which is a non-managing General Partner of CFLP;

(e) 2,335,967 shares of Class A Common Stock acquirable upon conversion of 2,335,967 shares of Class B Common Stock held by KBCR;

(f) 173,035 shares of Class A Common Stock acquirable upon conversion of 173,035 shares of Class B Common Stock held by LFA, by virtue of Mr. Lutnick being the managing member of LFA LLC, a Delaware limited liability company (“LFA”); and

(j) 50,240 shares of Class A Common Stock owned by LFA.

KBCR is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 600,938 shares of Class A Common Stock owned of record by it, and (ii) 2,335,967 shares of Class A Common Stock acquirable upon conversion of 2,335,967 shares of Class B Common Stock owned of record by it.

Mr. Stuart A. Fraser is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 5,599 shares of Class A Common Stock owned of record by him, and (ii) Mr. Fraser is the beneficial owner of, and has shared voting and dispositive power with respect to an aggregate of 113,330 shares of Class A Common Stock held by trusts for the benefit of Mr. Fraser’s children.

Mr. Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, 60,845 shares of Class A Common Stock, comprised of (i) 9,618 shares of Class A Common Stock held in his individual account, and (ii) 44,969 shares of Class A Common Stock held in Mr. Merkel’s 401(k) account (as of October 31, 2024). In addition, Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to, 6,258 shares of Class A Common Stock held in trusts for the benefit of Mr. Merkel’s immediate family, of which Mr. Merkel’s spouse is the sole trustee.

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 641,207 shares of Class A Common Stock, comprised of (i) 320,886 shares of Class A Common Stock held by her, (ii) 30,525 shares of Class A Common Stock held in her individual retirement accounts, (iii) 54,608 shares of Class A Common Stock held in Ms. Edith Lutnick’s 401(k) account (as of October 31, 2024), (iv) 2,147 shares of Class A Common Stock held in a trust account where she is the sole beneficiary, and 47,047 shares of Class A Common Stock acquirable upon conversion of 47,047 shares of Class B Common Stock held directly. In addition, Ms. Edith Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, 185,994 shares of Class A Common Stock, comprised of (i) 39,011 shares of Class A Common Stock held by LFA, and (ii) 146,983 shares of Class A Common Stock acquirable upon conversion of 146,983 shares of Class B Common Stock held by LFA.

Ms. Allison Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to 8,697 shares of Class A Common Stock held in her individual retirement accounts. In addition, Ms. Allison Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 790,936 shares of Class A Common Stock held by the Trust, of which Ms. Allison Lutnick is one of two trustees, (ii) 5,548 shares of Class A Common Stock held by LFA, (iii) 1,037 shares of Class A Common Stock held in her individual retirement account, (iv) 1,610,182 shares of Class A Common Stock acquirable upon conversion of 1,610,182 shares of Class B Common Stock held by the Trust, and (v) 26,052 shares of Class A Common Stock acquirable upon conversion of 26,052 shares of Class B Common Stock held by LFA.

Mr. Salinas’s principal occupation is serving as Chief Financial Officer and Executive Managing Director of CFLP and the Chief Financial Officer of CFGM. His principal place of business address is 499 Park Avenue, New York, New York 10022. During the last five years, Mr. Salinas has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a United States citizen.

Mr. Salinas does not beneficially own any shares of Class A Common Stock.

(a) Number of shares and percent of Class A Common Stock beneficially owned by each of the Reporting Persons and the other persons listed below:

Number of Shares of Class A Common Stock:

Person	Number of Shares
CFLP	93,340,477
CFGM	96,313,001
Mr. Lutnick	127,861,523
KBCR	2,936,905
Mr. Fraser	118,929
Mr. Merkel	60,845
Ms. Edith Lutnick	641,207
Ms. Allison Lutnick	2,442,452
Mr. Salinas	0

Percent of Class A Common Stock:

Person	Percentage
CFLP	20.1%
CFGM	20.6%
Mr. Lutnick	26.6%
KBCR	*
Mr. Fraser	*
Mr. Merkel	*
Ms. Edith Lutnick	*
Ms. Allison Lutnick	*
Mr. Salinas	*

*	less than 1%

(b) Number of shares of Class A Common Stock beneficially owned as to which the Reporting Persons and each of the other persons listed below has:

(i) sole power to vote or direct the vote:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	25,426,264
KBCR	0
Mr. Fraser	5,599
Mr. Merkel	54,587
Ms. Edith Lutnick	455,213
Ms. Allison Lutnick	8,697
Mr. Salinas	0

(ii) shared power to vote or direct the vote:

Person	Number of Shares
CFLP	93,340,477
CFGM	96,313,001
Mr. Lutnick	102,435,259
KBCR	2,936,905
Mr. Fraser	113,330
Mr. Merkel	6,258
Ms. Edith Lutnick	185,994
Ms. Allison Lutnick	2,433,755
Mr. Salinas	0

(iii) sole power to dispose or to direct the disposition:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	25,426,264
KBCR	0
Mr. Fraser	5,599
Mr. Merkel	54,587
Ms. Edith Lutnick	455,213
Ms. Allison Lutnick	8,697
Mr. Salinas	0

(iv) shared power to dispose of or to direct the disposition:

Person	Number of Shares
CFLP	93,340,477
CFGM	96,313,001
Mr. Lutnick	102,435,259
KBCR	2,936,905
Mr. Fraser	113,330
Mr. Merkel	6,258
Ms. Edith Lutnick	185,994
Ms. Allison Lutnick	2,433,755
Mr. Salinas	0

(c) Not applicable.

(d) The beneficiaries of the trusts for the benefit of Mr. Lutnick and his family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by such trusts. Mr. Fraser’s children have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by trusts established for their benefit. The members of LFA have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by LFA. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by it. The beneficiaries of the trusts for the benefit of Mr. Merkel’s immediate family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by each of them.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented with the information contained in Item 4, which is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 64	Joint Filing Agreement, dated as of November 21, 2024, by and among the Reporting Persons

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment with respect to the undersigned is true, complete and correct.

Date: November 21, 2024

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

/s/ Howard W. Lutnick
Howard W. Lutnick

[Signature Page to BGC Schedule 13D/A, dated November 21, 2024]